UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Notice of Failure to Satisfy a Continued Listing Rule

On October 14, 2025, Eason Technology Limited (“Eason Technology” or the “Company”) received a notice from NYSE Regulation indicating that the Company is not in compliance with the continued listing standards of NYSE American LLC (“NYSE American” or the “Exchange”). The Company is below compliance with Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”) since it reported stockholders’ equity of RMB 28 million (approximately USD$3.8 million based on an exchange rate of RMB 7.2993 to US$1.00) as of December 31, 2024, and losses from continuing operations and/or net losses in three of its four most recent fiscal years ended December 31, 2024 (the “Deficiency”). The Company is also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements.

The Company is now subject to the procedures and requirements set forth in Section 1009 of the Company Guide. In connection with its Deficiency, the Company must submit a plan by November 13, 2025 (“Plan Due Date”), advising of actions it has taken or will take to regain compliance with the continued listing standards by April 14, 2027 (“Compliance Deadline”).

If the Company does not submit a compliance plan or if the plan is not accepted, delisting proceedings will commence. Furthermore, if the plan is accepted but the Company is not in compliance with the continued listing standards by the Compliance Deadline, or if the Company does not make progress consistent with the plan during the plan period, Exchange staff will initiate delisting proceedings as appropriate. The Company may appeal a staff delisting determination in accordance with Section 1010 and Part 12 of the Company Guide.

This delinquency notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE American during the cure period subject to continued compliance with the other listing requirements of the NYSE American.

On October 20, 2025, the Company issued a press release announcing receipt of the delinquency notice. A copy of the press release is furnished hereto as Exhibit 99.1 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: October 20, 2025	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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